SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINISTRY OF MINES AND ENERGY CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public Company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

177th Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th floor, parte, Ed. Venâncio 3000, Asa Norte, ZIP CODE 70716-900, on February 17, 2020, at 11:00 a.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1.  To approve the capital increase, in the amount of R$ 7,751,940,082.78 (seven billion, seven hundred and fifty one million, nine hundred and forty thousand, eighty-two reais and seventy-eight cents), through the issuance of 201,792,299 (two hundred one million, seven hundred and ninety two thousand two hundred and ninety nine) new common shares and 14,504,511 (fourteen million, five hundred four thousand five hundred and eleven) new class B preferred shares, which were subscribed and paid in, pursuant to what was resolved at the Company’s Extraordinary General Meeting held on November 14, 2019 (“Issue EGM”);

2.  To amend article 7 of the Company’s Bylaws, to reflect the capital increase effectively approved, pursuant to item 1 of the agenda, which becomes as follows: “Art. 7th. The share capital is R$ 39,057,271,546.52 (thirty nine billion, fifty seven million, two hundred seventy one thousand, five hundred forty six reais and fifty two cents), divided into 1,288,842,596 (one billion two hundred and eighty eight million eight hundred and forty-two thousand five hundred and ninety-six) common shares, 146,920 (one hundred and forty-six thousand nine hundred and twenty) preferred shares of class “A” and 279,941,394 (two hundred and seventy nine million nine hundred and forty one thousand three hundred and ninety-four) class “B” preferred shares, all without par value.”

Pursuant to paragraph one of article 126 of the Corporations Act and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the shareholders’ meeting: (i) if by an individual, by an attorney-in-fact appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its trustee and/or manager, or by an attorney-in-fact appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Shareholders’ Meeting hereby called, the shareholder ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ir) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

For participation in person, the Shareholder or its legal representative, in order to ensure admission to the Shareholder’s Meeting, pursuant to Article 5 of CVM Instruction 481, shall submit the following documents:

•                  Official ID card with photo;

•                  Authenticated copy of the updated Articles (Articles of Incorporation or Consolidation), in the case of a legal entity;

•                  Original with certified signature or authenticated copy of power of attorney granted by shareholder;

•                  Original copy of the extract of equity position provided by the depositary institution or custodian, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Company’s Articles of Incorporation, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting hereby called, in the Investor Relations Superintendence – DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, ZIP CODE 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 p.m., and from 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder’s vote shall be proportional to its equity interest in the Company’s capital.

The shareholders shall have access, at the Investor Relations Superintendence - DFR, Market Relations Department – DFRM, at Rua da Quitanda, nº. 196 – 9th floor, ZIP CODE 20.091-005, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the websites of the Company (www.eletrobras.com/ri), of the Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation connected to the business which shall be deliberated at the Extraordinary General Meeting, under the terms of the Corporations Act and CVM Instruction 481.

Brasília, January 15, 2020.

José Guimarães Monforte

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.